Filed pursuant to Rule 433
Registration No. 333-233389
Dated September 19, 2019

JMP GROUP LLC
$36,000,000
6.875% Senior Notes due September 30, 2029

Term Sheet

Issuer:	JMP Group LLC
Security description:	6.875% Senior Notes due 2029
Type of offering:	SEC Registered
Principal amount:	$36,000,000 (1,440,000 shares)
No Over-allotment option:	The underwriters will not have an over-allotment option.
Maturity:	September 30, 2029
Coupon:	6.875%
Interest payment dates:	March 30, June 30, September 30 and December 30, commencing on December 30, 2019
Redemption:	Redeemable at par on or after September 30, 2021
Trade date:	September 19, 2019
Settlement:	T+5; September 26, 2019
Offering price:	$25.00 per Note
Minimum Denomination / Multiples:	$25.00 / $25.00
Underwriters’ discount:	$0.7875 per Note
Price to issuer:	$24.2125 per Note
Proceeds, before expenses:	$34,866,000
CUSIP / ISIN:	46629U404 / 46629U4040
Ratings (Egan-Jones):*	BBB
Proposed listing:	Intend to apply to list on the New York Stock Exchange; if approved for listing, trading is expected to begin within 30 days of issuance
Joint Book-Running Managers:	UBS Securities LLC
Morgan Stanley & Co. LLC
Co-Managers:	JMP Securities LLC
Wedbush Securities Inc.
Trustee:	U.S. Bank National Association

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefor on or about September 26, 2019, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

The Issuer has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by calling UBS Securities LLC toll-free at 888-827-7275 or Morgan Stanley & Co. LLC toll-free at 866-718-1649.

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